Exhibit 3.1(c)

CERTIFICATE OF AMENDMENT TO

ARTICLES OF INCORPORATION

Her Imports (the ‘‘Company’’), a corporation organized and existing under the Revised Statutes of the State of Nevada (the ‘‘Nevada Revised Statutes’’), hereby certifies as follows:

1. Pursuant to Sections 78.385 and 78.390 of the Nevada Revised Statutes, the amendment herein set forth has been duly approved by the Board of Directors and holders of a majority of the outstanding capital stock of the Company.

2. The Amended and Restated Articles of Incorporation of the Company are amended by amending Section 3 to read:

The total number of shares of stock of all classes and series the Company shall have authority to issue is 80,000,000 shares consisting of (i) 70,000,000 shares of common stock, par value of $0.001 per share and (ii) 10,000,000 shares of preferred stock, par value $0.001 with such rights, preferences and limitations as may be set from time to time by resolution of the board of directors and the filing of a certificate of incorporation as required by the Revised Statutes of the State of Nevada (the “NRS”). Upon the filing and effectiveness (the “Effective Time”) pursuant to the NRS of this Certificate of Amendment to the Articles of Incorporation, each 24,899,788 shares of common stock issued and outstanding immediately prior to the Effective Time (referred to in this paragraph as the ‘‘Old Common Stock’’) automatically and without any action on the part of the holder thereof will be reclassified and changed into one share of new common stock, par value $0.001 per share (referred to in this paragraph as the ‘‘New Common Stock’’), subject to the treatment of fractional share interests as described below. Each holder of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Old Common Stock (the ‘‘Old Certificates’’) will be entitled to receive, upon surrender of such Old Certificates to the Company for cancellation, a certificate or certificates (the ‘‘New Certificate’’, whether one or more) representing the number of whole shares (rounded up to the nearest whole share) of the New Common Stock into which and for which the shares of the Old Common Stock formerly represented by such Old Certificates so surrendered are reclassified under the terms hereof. From and after the Effective Time, Old Certificates shall represent only the right to receive New Certificates pursuant to the provisions hereof. No certificates or scrip representing fractional share interests in New Common Stock will be issued. In the event that the Company determines that a holder of Old Certificates has not tendered all his, her or its certificates for exchange, the Company shall carry forward any fractional share until all certificates of that holder have been presented for exchange. The Old Certificates surrendered for exchange shall be properly endorsed and otherwise in proper form for transfer. From and after the Effective Time, the amount of capital represented by the shares of the New Common Stock into which and for which the shares of the Old Common Stock are reclassified under the terms hereof shall be an amount equal to the product of the number of issued and outstanding shares of New Common Stock and the $0.001 par value of each such share.

3. This Certificate of Amendment to the Articles of Incorporation was duly adopted and approved by the shareholders of the Company on the 28th day of December, 2017 in accordance with Section 78.390 of the Nevada Revised Statutes.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to Articles of Incorporation as of the 30th day of March,2018.

HER IMPORTS

By	/S/ Barry Hall